

December 12, 2012

Via E-mail
Anthony J. Allott
Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square
Stamford, Connecticut 06901

> **RE:** **Silgan Holdings Inc.**
> **Definitive Proxy Statement**
> **Filed April 20, 2012**
> **File No. 000-22117**

Dear Mr. Allott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Compensation of Directors, page 8

1. We note that each of your non-executive directors received a $50,000 award of restricted stock units. In future filings, please disclose the vesting terms of the restricted stock units awarded to your directors.

Executive Compensation, page 18

Annual Cash Bonuses under Incentive Program, page 19

2. We note disclosure that the annual cash bonus for participants in your business operations are viewed on a team basis. In future filings, for Mr. Snyder, please clearly disclose the

formula used to determine his annual cash bonus targets and actual payout including the weighting of financial and non-financial goals. Consider the extent to which an illustrative example would assist readers in understanding how an actual payout resulted from the achievement of the goals and how the weighting and calculation of each of the components resulted in the final payout.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief